March 4, 2020

Yang (Sean) Liu
Chief Executive Officer
Huitao Technology Co., Ltd.
9 North West Fourth Ring Road
Yingu Mansion Suite 1708, Haidian District
Beijing, People's Republic of China 100190

       Re: Huitao Technology Co., Ltd.
           Registration Statement on Form F-3
           Filed February 25, 2020
           File No. 333-236616

Dear Mr. Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Joan Wu